SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 15, 2002

MERANT plc
(Translation of Registrant's Name Into English)

Abbey View, Everard Close, St. Albans, Herts England
Al1 2PS (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)




           LONDON STOCK EXCHANGE ANNOUNCEMENT





Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
D3 Family Fund, LP
3 Please state whether notification indicates that it is
in respect of holding of the shareholder
named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder I
f it is a holding of that person's spouse or children under
the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
4,427,750
98,633
30,000
20,000
50,000

D3 Family Fund, LP  (includes 97,250 shares held in the
form of 19,450 ADR's)
Haredale Ltd
James  Henry Hildebrandt (includes 30,000 shares held in
form of 6,000 ADR's)
Toxford Corporation (includes 20,000 shares held in the
form of 4,000 ADR's)
Olivier Roux
5 Number of shares/amount of stock acquired:
382,750
6 Percentage of issued class:
  0.371%
7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:
Ordinary 2p
10 Date of transaction:

11 Date company informed:
 09th October 2002
12 Total holding following this notification:
4,626,383
13 Total percentage holding of issued class following
this notification:
4.48%
14 Contact name for queries:
Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
10th October 2002,

END



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  October 15, 2002            By: /s/ Stephen Going

				--------------------------------
                         		Stephen Going
		 		Vice President & General Counsel